              S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

April 14, 2010

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on April 14, 2010 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

CARLIN-STYLE JASPEROID/SILICA BRECCIA OUTCROP ASSAYS UP TO 2 G/T GOLD AT MILAGRO PROJECT -  LOS ZORROS PROPERTY, CHILE

During recent exploration in the Milagro Project area, an elongate outcrop of jasperoid/silica breccia was sampled and returned precious metal values ranging from 0.39 to 2.01 grams/tonne gold and 3.1 to 28 grams/tonne silver (eight chip samples, each across approx. 0.5 meters).  The discovery of this Carlin-style jasperoid/silica breccia occurrence may have positive implications for the overall extent and target size of the Milagro Project area, where phase 1 drill hole ML-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters (previously reported in news release No. 1-05, January 21, 2005).

Item 5:

Full Description of Material Change

CARLIN-STYLE JASPEROID/SILICA BRECCIA OUTCROP ASSAYS UP TO 2 G/T GOLD AT MILAGRO PROJECT -  LOS ZORROS PROPERTY, CHILE

During recent exploration in the Milagro Project area, an elongate outcrop of jasperoid/silica breccia was sampled and returned precious metal values ranging from 0.39 to 2.01 grams/tonne gold and 3.1 to 28 grams/tonne silver (eight chip samples, each across approx. 0.5 meters).  The discovery of this Carlin-style jasperoid/silica breccia occurrence may have positive implications for the overall extent and target size of the Milagro Project area, where phase 1 drill hole ML-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters (previously reported in news release No. 1-05, January 21, 2005).

Importantly, the outcropping gold-bearing leakage features provide strong credence to extend the area previously considered prospective at the Milagro Project, an additional kilometer to the southeast.  The target implications will be incorporated into the ongoing exploration program and be reported on in greater detail in future news releases.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 14th day of April, 2010.

“Larry D. McLean”

Director